# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Antalpha Platform Holding Co, CIK 0002044255
CUSIP: G0395R106
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 7 TEMASEK BOULEVARD, #31-02, SUNTEC TOWER ONE, Singapore, Singapore (U0), 038987
Date of event which requires filing of this statement: 06/12/2026
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Global Investments Fund, Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, San Salvador, El Salvador (H3), 00000, 4420 4621 1793; Daniel Woodard, McDermott Will & Schulte LLP, One Vanderbilt Avenue, New York, New York (NY), 10017, (212) 547-5400

## Reporting persons
- Tether Global Investments Fund, S.I.C.A.F., S.A. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 1,950,000; sole dispositive power 0; shared dispositive power 1,950,000; aggregate amount beneficially owned 1,950,000 (8.1% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 1,950,000 Class A Ordinary Shares, par value $0.001 per share ("Ordinary Shares") of Antalpha Platform Holding Company (the "Issuer") held by Tether International, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A.
  
  Note in relation to Item 13: This percentage is calculated based upon 23,980,257 Ordinary Shares outstanding on December 31, 2025, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2026.
- Tether Investments, S.A. de C.V.: type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Tether International, S.A. de C.V.: type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 1,950,000; sole dispositive power 0; shared dispositive power 1,950,000; aggregate amount beneficially owned 1,950,000 (8.1% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 23,980,257 Ordinary Shares outstanding on December 31, 2025, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2026.
- Giancarlo Devasini (CIK 0002050373): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: working capital (WC); sole voting power 0; shared voting power 1,950,000; sole dispositive power 0; shared dispositive power 1,950,000; aggregate amount beneficially owned 1,950,000 (8.1% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 1,950,000 Ordinary Shares held by Tether International, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. Mr. Devasini has a greater than 50% voting interest in Tether Global Investments Fund, S.I.C.A.F., S.A. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Note in relation to Item 13: This percentage is calculated based upon 23,980,257 Ordinary Shares outstanding on December 31, 2025, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: Antalpha Platform Holding Co
Address of issuer's principal executive offices: 7 TEMASEK BOULEVARD, #31-02, SUNTEC TOWER ONE, Singapore, Singapore (U0), 038987
Comment: This statement on Schedule 13D amends the Schedule 13D of Tether Global Investments Fund, S.I.C.A.F., S.A., an El Salvador entity, Tether Investments, S.A. de C.V., an El Salvador entity ("Tether Investments") and Giancarlo Devasini that was originally filed with the Securities and Exchange Commission (the "SEC") on October 24, 2025 (as amended, the "Schedule 13D") with respect to the Class A Ordinary Shares, par value $0.001 per share ("Ordinary Shares") of Antalpha Platform Holding Company, a company incorporated in the Cayman Islands (the "Issuer"). This amendment to the Schedule 13D is being filed by Tether Global Investments Fund, S.I.C.A.F., S.A., Tether International, S.A. de C.V., an El Salvador entity, Tether Investments, and Giancarlo Devasini (collectively, the "Reporting Persons") and constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

Effective on June 12, 2026, Tether Investments transferred 1,950,000 Ordinary Shares to Tether International, S.A. de C.V. (the "Transfer"). The Transfer resulted in no change in the aggregate number of Ordinary Shares beneficially owned by the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 1,950,000 Ordinary Shares, representing 8.1% of the outstanding Ordinary Shares. This percentage is calculated based upon 23,980,257 Ordinary Shares outstanding December 31, 2025, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons (other than Tether Investments) has shared voting and dispositive power with respect to the beneficially owned 1,950,000 Ordinary Shares.
Transactions in the class effected during the past sixty days: Except for the Transfer, no transactions in the Ordinary Shares were effected by the Reporting Persons since the Reporting Persons' in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A - Executive Officers and Directors
Exhibit 1 - Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

## Signatures
- Tether Global Investments Fund, S.I.C.A.F., S.A.: /s/ Omar Rossi, Omar Rossi, Sole Administrator (06/16/2026)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (06/16/2026)
- Tether International, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (06/16/2026)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (06/16/2026)